Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Mimecast UK Limited	England & Wales

Mimecast Services Limited	England & Wales

Mimecast North America, Inc.	Delaware

Mimecast South Africa Pty Ltd.	South Africa

Mimecast Australia Pty Ltd.	Australia

Mimecast Offshore Ltd.	Jersey, Channel Islands

Mimecast Germany GbmH	Germany

Mimecast Israel Ltd.	Israel

Segasec Labs Ltd.	Israel

Mimecast Netherlands B.V.	Netherlands

Mimecast Canada Ltd.	Canada